UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43203

Horizon Quantum Holdings Ltd.

(Exact name of registrant as specified in its charter)

29 Media Cir., #05-22

Singapore, 138565

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into registration statement on Form S-8 (File No. 333-296310) of Horizon Quantum Holdings Ltd. a public company limited by shares formed under the laws of the Republic of Singapore (“we,” “us,” “our,” or the “Company”), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS REPORT

On July 28, 2026, Ms. Qian Yi Amanda Chew was appointed Chief Product Officer (“CPO”) by the Board of Directors of the Company, with such appointment to become effective as of August 17, 2026.

Ms. Chew first joined the Company in November 2020 as our Product Manager, before being promoted to Director of Product in 2022, then to Vice President of Product in 2023, a position she will continue to hold until her promotion to CPO becomes effective. Prior to joining the Company, Ms. Chew held various positions at Microsoft Corp. from September 2014 to February 2020, including most recently the position of Senior Program Manager for Microsoft Visual Studio App Center. Ms. Chew holds a Bachelor of Science from Brown University in mathematics and computer science and has received executive certifications in design thinking, innovation, entrepreneurship, business strategy and finance from Stanford University, Wharton Executive Education, and INSEAD Executive Education.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Horizon Quantum Holdings Ltd.

By:	/s/ Joseph Fitzsimons
Name:	Joseph Fitzsimons
Title:	Chief Executive Officer and Chairman

Date: August 3, 2026

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